UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 26, 2012

Second Quarter 2012 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2012

Lima, Peru, July 26, 2012 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the second quarter period ended June 30, 2012 (“2Q12”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian nuevos soles (S/.).

Operating and Financial Highlights:

      2Q12 versus 2Q11:

●	Cement sales volume exceeded expectations and increased 15.4%
●	Sales of goods increased 17.1%
●	Consolidated EBITDA in 2Q12 reached S/. 57.2 million

	Financial and Operating Results
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
In thousands of metric tons
Cement volume	503.7	436.5	15.4%	1,038.2	889.0	16.8%
Quicklime volume	26.8	23.9	12.1%	56.4	50.4	11.9%

In millions of S/.
Sales of goods	265.5	226.8	17.1%	542.8	457.2	18.7%
Gross profit	98.2	95.8	2.5%	207.7	195.6	6.2%
Operating profit	45.0	55.1	-18.3%	104.8	112.8	-7.1%
Net income of controller	30.8	36.3	-15.2%	71.4	75.1	-4.9%
Consolidated EBITDA	57.2	65.7	-12.9%	128.8	134.9	-4.5%
Cement EBITDA	60.6	66.7	-9.2%	133.8	136.6	-2.0%
Net cash flows provided by operating activities	37.4	15.0	N/R	23.8	32.0	N/R
Net cash flows used in investing activities	-29.2	-54.2	N/R	-484.9	-107.3	N/R
Gross Margin	37.0%	42.2%	-5.2 pp.	38.3%	42.8%	-4.5 pp.
Operating Margin	16.9%	24.3%	-7.4 pp.	19.3%	24.7%	-5.4 pp.
Controller’s Net Margin	11.6%	16.0%	-4.4 pp.	13.2%	16.4%	-3.2 pp.
Consolidated EBITDA Margin	21.5%	29.0%	-7.5 pp.	23.7%	29.5%	-5.8 pp.
Cement EBITDA Margin	22.8%	29.4%	-6.6 pp.	24.6%	29.9%	-5.3 pp.

For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Rafael Borja / Melanie Carpenter
Ignacio Martinelli, IR Analyst	i‐advize Corporate Communications, Inc.
Cementos Pacasmayo Investor Relations	Tel: (212) 406‐3693
Tel: (511) 317‐6000 ext. 2367	E‐mail: cementospacasmayo@i‐advize.com
E‐mail: imartinelli@cpsaa.com.pe

Second Quarter 2012 Earnings Release

Operating and Financial Highlights:

Sales of Goods reached S/. 265.5 million in 2Q12, an increase of 17.1% compared to 2Q11. This figure was double the expected rate of growth.

Gross Profit increased from S/. 95.8 million in 2Q11 to S/. 98.2 million in 2Q12.

Gross Margin decreased 5.2 percentage points mainly due to:

●	The use of imported clinker earlier than anticipated due to higher than expected sales growth.
●	Higher clinker production costs as a result of rising fuel costs and downtime for maintenance of the Company’s main equipment.
●	Changes in the commercial strategy to increase door-to-door cement sales to retailers. This caused an increase in revenues as well as freight cost, having a neutral impact in our financial results.

Consolidated EBITDA decreased 12.9% reaching S/. 57.2 million in 2Q12, derived from a decrease in gross margin and an increase in expenses.

Second Quarter 2012 Earnings Release

Economic Overview for 2Q12:

According to APOYO Consultoría¹, it is estimated that during 2Q12 Peru’s economy grew 5.5%, lower than the 6.0% registered in 1Q12. Likewise, APOYO estimated that during 2Q12 construction GDP grew 15.0%. Furthermore, inflation in 2Q12 was nearly 4.0%, which was below the level in 1Q12 of 4.2%.

 The growth of the Peruvian economy had a slight slowdown in March and April. Nevertheless, domestic demand maintains its strong dynamics, mainly in investment and related activities such as construction, commerce and services, which are growing strongly at a rate of nearly 8.0%. These sectors contributed approximately 70.0% of Peru’s GDP. Conversely, activities more sensitive to factors of external supply and demand, like the export sectors and manufacturing, as a whole, are experiencing declining production levels.

Source: central Bank of Peru, Survey on Macroeconomic Expectations *Survey conducted during the second half of May 2012

In addition, agroindustrial and textiles exports contracted due to a lower demand from the U.S. and Europe. The weak economic activity in these markets is prompting consumers to demand greater savings and to reduce their purchasing levels, while importers are facing greater difficulties in accessing credit lines as a result of increased global uncertainty.

During 2Q12, public investment grew nearly 35.0%, mainly due to better budget execution by local and regional governments, as well as private investment, which grew nearly 12.0%. In addition, APOYO Consultoria is estimating that by the end of 2012 economic growth of approximately 6.0% to 6.5% will be registered.

1  Apoyo Consultoria (APOYO) is a specialized advisory firm that provides information in the areas of  economics, finance, business and the public affairs of Peru

Second Quarter 2012 Earnings Release

Peruvian Cement Industry Overview

Cement production in Peru is naturally segmented in three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. Cementos Lima and Cemento Andino supply the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all the cement needs in the northern region of Peru, which in 2011 represented approximately 23.2% of the country’s population and 15.1% of the national Gross Domestic Product (“GDP”).

In 2Q12, the Company sold 503.7 thousand metric tons of cement, which represented an estimated 22.0% of Peru’s total cement distribution throughout the country and basically all the cement consumed in the northern region.

In Peru, cement is mainly sold to a highly fragmented consumer base, which consists of consumers that buy cement in bags to gradually build or improve their homes. We refer to this segment as “self-construction”.

It is important to mention that in the past three years, the market for cement in the northern region of Peru has grown at a faster pace than the domestic market.

Second Quarter 2012 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Pacasmayo Plant	460.5	393.6	17.0%	925.5	802.9	15.3%
Rioja Plant	50.8	48.0	5.8%	101.0	90.2	12.0%
Total	511.3	441.6	15.8%	1,026.5	893.1	14.9%

Total cement production volume rose 15.8% in 2Q12 compared to 2Q11. Strong demand for cement in the northern region continues generating higher production volumes. Likewise, during 6M12 cement production volumes increased 14.9% compared to 6M11.

The growth of construction GDP and the vitality of public and private investment during the 2Q12 resulted in higher cement dispatches, and consequently, in greater cement production volumes at both plants.

It is important to highlight that in 2Q11 there was some uncertainty due to the Peruvian presidential elections. As a consequence, cement dispatches declined during that period.

Quicklime Production Volume
(thousands of metric tons)
	Production
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Pacasmayo Plant	26.3	18.4	42.9%	58.6	44.4	32.0%

Quicklime production volume in 2Q12 increased 42.9% compared to 2Q11. In addition, quicklime production volume rose 32.0% during 6M12 compared to 6M11. This was mainly due to improvements in the quicklime kiln, which enabled an increase in production volume. It is important to emphasize that higher production volume has generated a decrease in unit costs when compared to 2Q11.

Installed Capacity:

Installed Cement and Clinker Capacity

The annual installed cement capacity in the Pacasmayo Plant remains at 2.9 million metric tons. Similarly, the installed cement capacity at the Rioja Plant stayed at 0.2 million metric tons. The Company is currently doubling the capacity of cement production at the Rioja Plant with the installation of a new production line that will add 0.24 million metric tons of annual installed cement production capacity by 4Q12.

Furthermore, the annual installed clinker capacity in the Pacasmayo Plant was expanded from 1.3 to 1.5 million metric tons via the installation of two vertical kilns. The annual installed clinker capacity in the Rioja Plant will increase by 0.08 million metric tons in 4Q12.

Second Quarter 2012 Earnings Release

Utilization Rate:

Pacasmayo Plant¹ Utilization Rate

	Utilization Rate
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Cement	63.5%	54.3%	9.2 pp.	63.8%	55.4%	8.4 pp.
Quicklime	43.8%	30.7%	13.1 pp.	48.8%	37.0%	11.8 pp.

The utilization rate of cement production at the Pacasmayo Plant increased 9.2 percentage points in 2Q12 compared to the same period in 2011, reaching a rate of 63.5%. Likewise, the utilization rate of cement production in 6M12 increased 8.4 percentage points compared to 6M11, reaching a ratio of 63.8%. As was the case in 1Q12, this was mainly due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

Quicklime utilization rate increased 13.1 percentage points during 2Q12, compared to the same period of 2011, while it rose 11.8 percentage points when comparing the first six months of 2012 to the same period of 2011.  This was primarily due to an increase in quicklime production driven by greater demand from mining companies.

Rioja Plant² Utilization Rate
	Utilization Rate
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Cement	100.0%	96.0%	4.0 pp.	100.0%	84.3%	15.7 pp.

The cement utilization rate at the Rioja Plant increased 4.0 percentage points in 2Q12 compared to 2Q11, reaching a cement utilization rate of 100%. For 6M12, the cement utilization rate increased 15.7 percentage points compared to 6M11, reaching a cement utilization rate of 100%.

As was the case in 1Q11, greater usage of the Company’s equipment was explained by stronger demand for cement in the region.  During 2Q12, the Pacasmayo plant dispatched approximately 3 thousand metric tons of cement to meet the growing demand in the region, which generated higher costs.

As mentioned above, the Company is currently doubling the capacity of cement production, with the installation of a new production line that will add 0.24 million metric tons of annual installed cement capacity by 4Q12. This will enable the Company to free up the cement produced at the Pacasmayo Plant to supply the region.

2-3 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for the each quarter by 4 and for each half of the year by 2.

Second Quarter 2012 Earnings Release

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of nuevos soles S/.)

	Income Statement
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Sales of goods	265.5	226.8	17.1%	542.8	457.2	18.7%
Gross Profit	98.2	95.8	2.5%	207.6	195.6	6.1%
Total operating expenses, net	-53.2	-40.7	30.7%	-102.9	-82.8	24.3%
Operating Profit	45.0	55.1	-18.3%	104.7	112.8	-7.2%
Total other expenses, net	-3.3	-3.7	-10.8%	-6.9	-5.9	16.9%
Profit before income tax	41.7	51.4	-18.9%	97.8	106.9	-8.5%
Income tax expense	-11.8	-15.1	-21.9%	-28.0	-31.8	-11.9%
Net Income	29.9	36.3	-17.6%	69.8	75.1	-7.1%
Non-controlling interests	-0.9	0.0	-	-1.6	0.0	-
Net Income of controller	30.8	36.3	-15.2%	71.4	75.1	-4.9%

Sales of goods:

Sales of goods: Cement, concrete and blocks (in millions of nuevos soles S/.)

	Cement, concrete and blocks
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Sales of goods	215.6	181.6	18.7%	438.7	363.2	20.8%
Cost of Sales	-122.0	-88.7	37.5%	-241.3	-173.9	38.8%
Gross Profit	93.6	92.9	0.8%	197.4	189.3	4.3%
Gross Margin	43.4%	51.2%	-7.8 pp.	45.0%	52.1%	-7.1 pp

Sales of cement, concrete and blocks increased 18.7% in 2Q12 compared to 2Q11, mainly derived from strong demand in the northern region of Peru, a trend that continues from the previous quarter. Furthermore, sales of cement, concrete and blocks rose 20.8% in the first half of 2012 compared to the same period of the previous year.

Growth of Peru’s GDP in 2Q12 was close to 5.5%4 and growth for construction GDP in the same period was around 15.0%. Just like in 1Q12, a significant boost to public investment was observed reaching a growth rate close to 35.0% during 2Q12. Additionally, during this quarter private investments registered a growth rate near to 12.0%. A greater buoyancy in the private and public sectors has led to an increase in the demand for construction materials, especially cement, concrete and blocks. Similarly, the segment known as “self-construction” continues to drive sales as a consequence of dynamic economic activity in the northern region of Peru.

 4 All macorecomic figures for 2Q12  were obtained from Apoyo Consultoria (APOYO), a specialized advisory firm that provides information in the areas of  economics, finance, business and the public affairs of Peru.

Second Quarter 2012 Earnings Release

Cement, concrete and block sales during 2Q12 were comprised as follows:

Composition (%) of sales of cement, concrete and blocks
2Q12

Sales growth of the cement, concrete and block segment during 2Q12 was primarily driven by the increase in cement sales, which rose 21.7% compared to the same period in 2011, and sales growth of blocks, bricks and pavers, which rose 44.6% compared to the same period in 2011.

Growth of Cement, concrete and blocks
variation (%) 2Q12 vs 2Q11

Consolidated gross margin of cement, blocks and concrete decreased 7.8 percentage points in 2Q12 compared to the same period last year mainly explained by the cement business.

It is important to mention that the Company has intensified its door-to-door commercial strategy related to cement sales. As of June, 99% of the cement sales were sold under this system (58% were derived in the same manner during the same period of 2011). This strategy caused an increase in revenues as well as freight cost, which did not impact the financial results.  However, it reduced the cement margin by 3.3 percentage points.

In addition, gross margin for this segment was affected by a reduction in the margin of cement due to an increase in the cost of clinker and to a lesser extent the use of imported clinker. Clinker production cost was affected mainly by higher fuel costs (coal and bunker) as well as an increase in fixed unit costs from lower production. Furthermore, the Company used imported clinker due to strong growth in demand as well as the scheduled and unscheduled downtime for maintenance in main equipments.

Second Quarter 2012 Earnings Release

In 6M12, consolidated gross margin for the cement, blocks and concrete segment decreased 7.1 percentage points compared to 6M11.

Sales of goods: Construction Supplies5 (in millions of Nuevos Soles S/.)

	Construction Supplies
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Sales of goods	35.9	32.1	11.8%	74.1	67.9	9.1%
Cost of Sales	-34.6	-30.9	12.0%	-71.6	-65.5	9.3%
Gross Profit	1.3	1.2	8.3%	2.5	2.4	4.2%
Gross Margin	3.6%	3.7%	-0.1 pp.	3.4%	3.5%	-0.1 pp.

During 2Q12 sales of construction supplies increased 11.8% compared to the same period in the previous year. Also, during 6M12 sales of construction supplies increased 9.1% compared to 6M11.

Similar to what occurred in 1Q12, this increase is mainly explained by a rise in sales of steel rebar, which is a vital material for cement and concrete based construction. The gross margin remained relatively flat with no major variations.

Sales of goods: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Sales of goods	13.9	11.5	20.9%	29.5	24.3	21.4%
Cost of Sales	-10.6	-9.9	7.1%	-21.7	-20.5	5.9%
Gross Profit	3.3	1.6	106.3%	7.8	3.8	105.3%
Gross Margin	23.7%	13.9%	9.8 pp.	26.4%	15.6%	10.8 pp.

Quicklime sales increased 20.9% in 2Q12 compared to 2Q11. At the same time, quicklime sales grew 21.4% during 6M12 compared to 6M11.

This growth was mainly due to an increase in demand from the mining sector. Furthermore, gross margin increased 9.8 percentage points in 2Q12 compared to 2Q11 and 10.8 percentage points in 6M12 compared to 6M11, largely due to greater production levels resulting from improvements made to the quicklime kiln.

5 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others

Second Quarter 2012 Earnings Release

Operating Expenses:

Administrative expenses (in millions of nuevos soles S/.)

	Administrative expenses
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Personnel expenses	21.1	18.2	15.9%	40.9	35.6	14.9%
Third-party services	19.0	17.7	7.3%	34.3	30.4	12.8%
Board of directors compensation	1.3	1.2	8.3%	2.7	2.6	3.8%
Depreciation and amortization	3.4	2.0	70.0%	6.2	4.2	47.6%
Other	3.0	1.2	N/R	6.2	5.7	N/R
Total	47.8	40.3	18.6%	90.3	78.5	15.0%

During 2Q12, administrative expenses increased mostly due to a rise in personnel expenses, third-party services and greater depreciation compared to 2Q11.

Personnel expenses increased due to the long-term agreement provision and an increase in the number of people involved in the projects. Third-party services increased when compared to 2Q11 as a result of higher professional fees associated with the inherent costs of complying with SEC regulations. Lastly, during 2Q12 depreciation rose when compared to 2Q11, mainly due to equipment not being used at full capacity.

Selling and distribution expenses (in millions of nuevos soles S/.)

	Selling and distribution expenses
	2Q12	2Q11	% Var.	6M12	6M11	% Var.
Personnel expenses	3.2	1.9	68.4%	6.6	4.1	61.0%
Advertising and promotion	2.6	1.8	44.4%	5.3	3.6	47.2%
Other	1.0	1.1	N/R	2.0	1.7	N/R
Total	6.8	4.8	41.7%	13.9	9.4	47.9%

During 2Q12 personnel expenses rose when compared to 2Q11, as a consequence of the commercial strategy, which consists of creating loyalty among retailers and end-consumers. Likewise, during 2Q12 there was an increase in advertising and promotional expenses compared to 2Q11, directly linked to the rise in sales volume. It is important to mention that this ratio remains below 1% of sales of goods.

Second Quarter 2012 Earnings Release

EBITDA Reconciliation:

Consolidated EBITDA (in million of Nuevos Soles S/.)

	Consolidated EBITDA
	2Q12	2Q11	6M12	6M11
Net Income	29.9	36.3	69.8	75.1
+ Income tax expense	11.9	15.2	28.0	31.8
- Finance income	-6.2	-0.6	-12.2	-1.8
+ Finance costs	9.3	4.5	18.5	8.5
+/- Net (loss) gain from exchange rate	0.2	-0.3	0.6	-0.8
+ Depreciation and Amortization	12.1	10.6	24.0	22.0
Consolidated EBITDA	57.2	65.7	128.7	134.8
EBITDA from FdP and Salsud *	3.4	1.0	5.1	1.8
Cement EBITDA	60.6	66.7	133.8	136.6

* Corresponds to EBITDA from Phosphate and Brine project wich are not linked to cement business and are currently in pre-operational stages so they not generate revenues.

Consolidated EBITDA decreased S/. 8.5 million during 2Q12 compared to 2Q11, reaching S/. 57.2 million.  This decrease was primarily explained by an increase in cement production cost by metric tons as well as an increase in administrative expenses, as described in the previous sections.

It is worth noting that consolidated EBITDA was negatively affected by the expenses incurred in the Fosfatos del Pacifico and Salmueras Sudamericanas projects, which do not generate revenues since both are currently in the pre-operating phase. These projects decreased consolidated EBITDA in 6M12 by S/. 5.1 million, while for 2Q12, this figure decreased S/. 3.4 million. The decline in consolidated EBITDA by both projects in 6M11 was S/. 1.8 million, while for 2Q11, this figure reached S/. 1.0 million.

Cash flows (in million of Nuevos Soles S/.):

	Cash Flows
	2Q12	2Q11	6M12	6M11
Net cash flows provided by operating activities	37.4	15.0	23.8	32.0
	0.0	0.0	0.0	0.0
Net cash flows used in investing activities	-29.2	-54.2	-484.9	-107.3
	0.0	0.0	0.0	0.0
Net cash flows provided by (used in) financing activities	-360.1	24.6	273.7	-54.5
	0.0	0.0	0.0	0.0

Net cash flows provided by operating activities
Net cash flows provided by operating activities in 2Q12 increased compared to 2Q11 as result of a lower amount of accounts payable. Similarly, net cash flows provided by operating activities for 6M12 decreased compared to 6M11, mainly due to the payment of taxes, interest and accounts payable.

Second Quarter 2012 Earnings Release

Net cash flows used in investing activities
The decline in cash flows used in investing activities in 2Q12 compared to 2Q11 was mainly explained by the injection of cash via an equity transfer from MCA Phosphates to the subsidiary Fosfatos del Pacifico.  Furthermore, the increase in cash flows used in investing activities in 6M12 compared to 6M11 was mainly due to the certificates of deposit realized during the period.

Net cash flows provided by (used in) financing activities
The decline in net cash flows provided by (used in) financing activities during 2Q12 compared to 2Q11 stemmed from the prepayment of debt. Furthermore, the increase in net cash flows provided by (used in) financing activities during 6M12 when compared to 6M11 was due to the cash received from the IPO on The New York Stock Exchange, which decreases with the payment of debt.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.):

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 202.2	4.25%	January 4, 2012	June 27, 2013
Banco de Crédito del Perú	S/. 201.8	4.10%	February 23, 2012	August 16, 2013
Other deposits	S/. 139.2
Total	S/. 543.2

As of June 30, 2012, the Company’s cash position was S/. 579.3 million (US$ 216.9 million). This balance includes certificates of deposits for S/. 543.2 million (US$ 203.4 million) distributed as follows:

Other deposits correspond to certificates of deposit in nuevos soles and in dollars with maturities less than 30 days.

The remaining balance of S/. 36.2 million (US$ 13.6 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of June 30, 2012, the Company had total outstanding debt of S/. 202.2 million (US$ 75.7 million), which corresponds to the loan taken from BBVA Banco Continental in December 2011. This loan has an interest rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the years that follow. This loan is due December 2018.

In addition, during March 2012 the Company signed a credit line agreement with Banco de Credito del Peru in an amount equivalent in nuevos soles of US$ 75.0 million, which can be executed at the time the Company needs the funds.

Below are the contractual obligations with deadlines for payment of this debt, including interest:

	Payments due by period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	0.0	105.9	77.0	19.3	202.2
Future interest payments	13.2	32.9	8.8	0.5	55.4
Total	13.2	138.8	85.8	19.8	257.6

Second Quarter 2012 Earnings Release

Capex

Capex (in millions of Nuevos Soles S/.)

As of June 2012, the Company invested S/. 99.2 million, allocated to the following projects:

Projects	6M12
Construction of diatomite brick plant	6.1
Expansion of Rioja Plant	28.2
Expansion of Pacasmayo Plant	10.5
Phospate Project	5.3
Brine Project	8.4
Other investing activities*	40.7
Total	99.2

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipments and overhauls.

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake of the Fosfatos del Pacifico S.A. subsidiary for S/. 124.4 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation has signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an  additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company is currently in the final stage of the pilot tests, in order to confirm laboratory tests and obtain as much information as possible for the development of the basic engineering of the project.

Furthermore, continuing with the project schedule, the Company hired companies to begin the basic engineering study for the project’s different sections. Those selected are: Golder Associates to study the mine, a consortium of FL Smidth Minerals-Jacobs-Golder Associates to study the plant, Berenguer Ingenieros to study the port, Pepsa Tecsult and Aecom to study the electrical transmission and water.  The Company expects the basic engineering study to be completed in 1Q13, which will more accurately measure the project’s advancement. It is estimated that the phosphates project will be operational in 2016.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake and Quimpac has the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with a German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will enable the Company to have accurate information with which to measure the size of the industrial complex and have more details of the production process.

Second Quarter 2012 Earnings Release

The Company expects that the basic engineering study will be ready by the end of 1Q13, at which point it will transfer the development of the engineering details to a recognized company. It is estimated that the development of the brines project before entering operation, has an approximate duration of 3 to 5 years.

Recent Events

●
Good Corporate Governance Index – On June 28, 2012, the Lima Stock Exchange (BVL) recognized Cementos Pacasmayo for the Company’s corporate governance practices. For the third consecutive year, Cementos Pacasmayo was selected as part of the Good Corporate Government Index (IGBC) for the 2012-2013 period. It is important to mention that the assessment to become part of this index was made by the consulting firm PricewaterhouseCoopers (PwC).

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 54 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from nuevos soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S /. 2.671 per US$ 1.00, which was the exchange rate reported as of June 30, 2012 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

   Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2012 Earnings Release

Interim consolidated statements of financial position

As of June 30, 2012 and December 31, 2011

Assets	2Q12 S/. (000)	As of Dec-11 S/. (000)
Current assets
Cash and short-term deposits	579,345	363,279
Trade and other receivables	82,195	78,377
Income tax prepayments	14,746	705
Inventories	217,210	206,102
Prepayments	19,958	11,629
	913,454	660,092

Assets	2Q12 S/. (000)	As of Dec-11 S/. (000)
Non-current assets
Other receivables	30,944	29,146
Available-for-sale financial investments	29,288	22,074
Property, plant and equipment	1,260,581	1,197,401
Exploration and evaluation assets	41,874	29,895
Other assets	1,058	1,404
	1,363,745	1,279,920

Total assets	2,277,199	1,940,012

Liabilities and equity	2Q12 S/. (000)	As of Dec-11 S/. (000)
Current liabilities
Trade and other payables	124,748	128,485
Interest-bearing loans and borrowings	-	139,048
Income tax payable	73	12,870
Provisions	8,263	28,694
	133,084	309,097

Liabilities and equity	2Q12 S/. (000)	As of Dec-11 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	201,828	451,546
Other non-current provisions	13,911	10,909
Deferred income tax liabilities, net	90,598	94,875
	306,337	557,330

Total liabilities	439,421	866,427

Equity	2Q12 S/. (000)	As of Dec-11 S/. (000)

Capital stock	530,261	418,777
Investment shares	50,503	49,575
Additional paid-in capital	558,655	-
Legal reserve	97,032	90,451
Other components of equity	13,069	8,029
Retained earnings	535,777	473,721

Equity attributable to owners of the parent	1,785,297	1,040,553
Non-controlling interests	52,481	33,032

Total equity	1,837,778	1,073,585

Total liabilities and equity	2,277,199	1,940,012

Second Quarter 2012 Earnings Release

Interim consolidated income statements

For the three and six-month periods ended June 30, 2012 and 2011

	2Q12 S/. (000)	2Q11 S/. (000)	6M12 S/. (000)	6M11 S/. (000)

Sales of goods	265,450	226,777	542,798	457,188
Cost of sales	-167,221	-130,974	-335,120	-261,624
Gross profit	98,229	95,803	207,678	195,564

Otros ingresos (gastos) operativos

Administrative expenses	-47,790	-40,350	-90,342	-78,524
Selling and distribution expenses	-6,834	-4,804	-13,865	-9,392
Other operating (expenses) income, net	1,431	4,450	1,287	5,178
Total operating expenses , net	-53,193	-40,704	-102,920	-82,738

Operating profit	45,036	55,099	104,758	112,826

Operating income (expenses)

Finance income	6,164	558	12,215	1,846
Finance costs	-9,345	-4,502	-18,535	-8,522
Net (loss) gain from exchange difference	-118	273	-617	809

Total other expenses, net	-3,299	-3,671	-6,937	-5,867

Profit before income tax	41,737	51,428	97,821	106,959

Income tax expense	-11,880	-15,174	-28,040	-31,873
Net income	29,857	36,254	69,781	75,086

Attributable to:
Owners of the parent	30,760	36,286	71,350	75,108
Non-controlling interests	-903	-32	-1,569	-22
	29,857	36,254	69,781	75,086

Earnings per share
Basic and diluted for the three-month period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.05	0.08	0.13	0.16
Net income	29,857	36,254	69,781	75,086

Second Quarter 2012 Earnings Release

Interim consolidated statements of changes in equity
For the six months ended June 30, 2012 and 2011

	Attributable to owners of the parent
	Capital Stock s/. (000)	Investment shares S/. (000)	Additonal paid- in capital S/. (000)	Legal reserve S/. (000)	Available-for-sale reserve S/. (000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interests S/. (000)	Total equity S/. (000)

Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	-983	435,668	992,556	739	993,295
Net income	-	-	-	-	-	-	75,108	75,108	-22	75,086
Other comprehensive income	-	-	-	-	-6,102	-38	-	-6,140	-10	-6,150
Total comprehensive income	-	-	-	-	-6,102	-38	75,108	68,968	-32	68,936

Dividends	-	-	-	-	-	-	-56,000	-56,000	-	-56,000
Appropriation of legal reserve	-	-	-	7,640	-	-	-7,640	-	-	-
Balance as of June 30, 2011	418,777	49,575	-	81,785	9,272	-1,021	447,136	1,005,524	707	1,006,231

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	71,350	71,350	-1,569	69,781
Other comprehensive income	-	-	-	-	5,054	-14	-	5,040	-4	5,036
Total comprehensive income	-	-	-	-	5,054	-14	71,350	76,390	-1,573	74,817

Issue of common and investment shares	111,484	928	558,655	-	-	-	-	671,067	-	671,067
Appropriation of legal reserve	-	-	-	6,581	-	-	-6,581	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	18,309	18,309
Other adjustments of non-controlling interests	-	-	-	-	-	-	-2,713	-2,713	2,713	-
Balance as of June 30, 2012	530,261	50,503	558,655	97,032	14,311	-1,242	535,777	1,785,297	52,481	1,837,778